SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             DATE: November 24, 2004


                         COMMISSION FILE NUMBER: 0-26046



                          CHINA NATURAL RESOURCES, INC.
                          -----------------------------
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                     Room 2105, West Tower, Shun Tak Centre
                   200 Connaught Road C, Sheung Wan, Hong Kong
                   -------------------------------------------
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-


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     On November 24, 2004, the Registrant issued a press release announcing changes to its corporate domicile, stock symbol and company name. A copy of this press release is attached hereto as Exhibit 99.1.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, China Resources Development, Inc. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            CHINA NATURAL RESOURCES, INC.


Date: November 24, 2004

                                            By:   /s/  CHING LUNG PO
                                                  -------------------
                                            Name: Ching Lung Po
                                            Title: President